PALOMAR MEDICAL TECHNOLOGIES, INC.

Amendment to Second Amended and Restated Bylaws

The Second Amended and Restated Bylaws of Palomar Medical Technologies, Inc., specifically Article 1, Section 9 shall be amended by deleting section 1.9 in its entirety and replacing it with the following new section 1.9:

1.9           Action at Meeting.

(a) General Matters.  When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented at the meeting and voting affirmatively or negatively on such matter), except when a different vote is required by law, the Certificate of Incorporation or these By-laws.

(b) Election of Directors.  Other than in a Contested Election Meeting (as defined below), when a quorum is present at any meeting, a nominee for election as a director at such meeting shall be elected to the Board of Directors if the votes cast “for” such nominee’s election exceed the votes cast “against” such nominee’s election (with “abstentions” and “broker non-votes” not counted as a vote “for” or “against” such nominee’s election).  In a Contested Election Meeting, when a quorum is present at the meeting, directors shall be elected by a plurality of the votes cast by the stockholders entitled to vote on the election at such Contested Election Meeting.  A meeting of stockholders shall be a “Contested Election Meeting” if the number of nominees for election as directors exceeds the number of directors to be elected at such meeting, as of the tenth day preceding the date of the Corporation’s first notice to stockholders of such meeting sent pursuant to Section 1.4 of these By-laws (the “Determination Date”); provided, however, that if in accordance with Section 1.10 of these By-laws stockholders are entitled to nominate persons for election as a director after the otherwise applicable Determination Date, the Determination Date will instead be the last day on which stockholders are entitled to nominate persons for election as director.